AMERICAS GOLD AND SILVER CORPORATION Consolidated Financial Statements For the years ended December 31, 2025 and 2024 (In thousands of U.S. dollars, unless otherwise stated)

Americas Gold and Silver Corporation

(In thousands of U.S. dollars, unless otherwise stated)

December 31, 2025 and 2024

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Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Americas Gold and Silver Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Americas Gold and Silver Corporation and its subsidiaries (the Company) as of December 31, 2025 and 2024, and the related consolidated statements of loss and comprehensive loss, of changes in equity and of cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and its financial performance and its cash flows for the years then ended in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO, because material weaknesses in internal control over financial reporting existed as of that date related to IT general controls, period end financial reporting, procure to pay, asset retirement obligation, income taxes, contract liabilities, depletion of mining interests and acquisition accounting.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in Management's Report on Internal Control over Financial Reporting included in the 2025 Management Discussion and Analysis. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 2025 consolidated financial statements, and our opinion regarding the effectiveness of the Company's internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has reported net losses and negative cash flows from operations and its ability to continue as a going concern is dependent upon achieving profitable operations, attaining targeted financial results to comply with key financial covenants of its outstanding debt financings, and obtaining adequate equity or debt financing as necessary, and has stated that these events or conditions indicate that a material uncertainty exists that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB Standards) on the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

PricewaterhouseCoopers LLP
PwC Tower, 18 York Street, Suite 2500
Toronto, Ontario, Canada  M5J 0B2
T.: +1 416 863 1133, F.: +1 416 365 8215
Fax to mail: ca_toronto_18_york_fax@pwc.com

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.
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Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in management's report referred to above. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Fair Value of Mining Interests and Investment in Joint Ventures Acquired in the Acquisition of Crescent Silver LLC

As described in Notes 3, 4 and 6 to the consolidated financial statements, the Company completed the acquisition of Crescent Silver, LLC (Crescent) via a purchase agreement dated November 12, 2025, for total consideration of $87.4 million. The acquisition was accounted for as an asset acquisition, which requires the purchase price to be allocated based on the relative fair values of assets acquired and liabilities assumed. Included in the assets acquired and liabilities assumed are (i) $84.3 million in property, plant and equipment (PP&E) of which the majority relates to mining interests, and (ii) $2.8 million of investment in joint ventures. The joint ventures mainly comprise PP&E. Management determined the fair value of the mining interests utilizing different methodologies including an income approach based on discounted cash flows and determined the fair value of the investments in joint ventures utilizing a replacement cost approach. Determining the fair values required management to apply significant judgment and involved the use of key assumptions including the discount rate, future production levels and future commodities prices for the mining interests, and replacement cost for the investment in joint ventures.

The principal considerations for our determination that performing procedures relating to the fair value of mining interests and investment in joint ventures acquired in the acquisition of Crescent is a critical audit matter are (i) the significant judgment by management when developing the fair values of the mining interests and investment in joint ventures; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's key assumptions related to the discount rate, future production levels, future commodities prices, and replacement cost used by management in determining the fair values of the mining interests and the investment in joint ventures; and (iii) the audit effort involved in the use of professionals with specialized skill and knowledge. As described in the "Opinions on the Financial Statements and Internal Control over Financial Reporting" section, a material weakness was identified related to this matter.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) reading the purchase agreement; (ii) testing management's process for determining the fair values of the mining interests and the investment in joint ventures; (iii) evaluating the appropriateness of the methods used by management; (iv) testing the completeness and accuracy of underlying data used by management; and (v) evaluating the reasonableness of the key assumptions used by management related to the discount rate, future production levels and future commodities prices for the mining interests and replacement cost for investment in joint ventures.

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Evaluating management's assumptions related to future production levels involved considering whether they were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating the overall reasonableness of the fair values of the mineral interests and the interest in joint ventures, including evaluating the reasonableness of the discount rate, future commodities prices, and replacement cost.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

March 30, 2026

We have served as the Company's auditor since 2015.

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Americas Gold and Silver Corporation

Consolidated statements of financial position

(In thousands of U.S. dollars)

	December 31,	December 31,
As at	2025	2024Revised (1)
Assets
Current assets
Cash and cash equivalents	$129,783	$20,002
Trade and other receivables (Note 7)	8,856	7,132
Inventories (Note 8)	10,668	10,704
Prepaid expenses	2,542	2,876
Derivative instruments (Note 15 and 27)	1,815	-
	153,664	40,714
Non-current assets
Restricted cash	4,716	4,527
Property, plant and equipment (Note 6 and 9)	248,815	147,399
Investment in joint ventures (Note 6)	2,843	-
Derivative instruments (Note 15 and 27)	2,958	-
Total assets	$412,996	$192,640
Liabilities
Current liabilities
Trade and other payables	$38,819	$37,333
Metals contract liability (Note 10)	21,308	12,887
Silver contract liability (Note 11)	13,325	-
Derivative instruments (Note 12)	-	709
Convertible debenture (Note 12)	-	10,849
Pre-payment facility (Note 13)	-	2,000
Credit facility (Note 14)	7,041	2,050
Term loan facility (Note 15)	2,918	-
Royalty payable (Note 16)	2,753	2,762
	86,164	68,590
Non-current liabilities
Other long-term liabilities	2,446	1,658
Metals contract liability (Note 10)	19,718	22,917
Silver contract liability (Note 11)	24,196	14,568
Credit facility (Note 14)	399	7,440
Term loan facility (Note 15)	45,312	-
Post-employment benefit obligations (Note 17)	2,131	3,892
Decommissioning provision (Note 18)	11,000	11,389
Deferred tax liabilities (Note 25)	13	48
Total liabilities	$191,379	$130,502
Equity
Share capital (Note 19)	812,582	573,532
Equity reserve	64,322	56,521
Foreign currency translation reserve	13,459	14,426
Deficit	(668,746)	(582,341)
Total equity	$221,617	$62,138

Total liabilities and equity	$412,996	$192,640

Going concern (Note 2), Contingencies (Note 30), Subsequent events (Note 31)

(1)   Metals and silver contract liabilities were revised from liabilities to retained earnings in fiscal 2024 (see Note 10 and 11).

APPROVED BY THE BOARD

(Signed) Brad Kipp	(Signed) Gordon Pridham
Director	Director

The accompanying notes are an integral part of the consolidated financial statements.

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Americas Gold and Silver Corporation

Consolidated statements of loss and comprehensive loss

For the years ended December 31, 2025 and 2024

(In thousands of U.S. dollars, except share and per share amounts)

	2025	2024Revised (1)

Revenue (Note 22)	$117,934	$100,188

Cost of sales (Note 23)	(84,863)	(82,740)
Depletion and amortization (Note 9)	(21,234)	(24,091)
Care and maintenance costs	(2,459)	(4,117)
Corporate general and administrative (Note 24)	(28,598)	(8,895)
Exploration costs	(6,066)	(5,971)
Accretion on decommissioning provision	(627)	(616)
Interest and financing expense	(5,321)	(7,375)
Foreign exchange loss	(1,774)	(3,504)
Gain on disposal of assets	967	18
Impairment to property, plant and equipment (Note 9)	(10,400)	-
Loss on metals contract liabilities (Note 10 and 11)	(46,347)	(10,183)
Other gain (loss) on derivatives (Note 12,15 and 27)	6,316	(164)
Fair value loss on royalty payable (Note 16)	(351)	(875)
Loss before income taxes	(82,823)	(48,325)
Income tax expense (Note 25)	(4,623)	(679)
Net loss	$(87,446)	$(49,004)

Attributable to:
Shareholders of the Company	$(87,446)	$(45,065)
Non-controlling interests (Note 2 and 21)	-	(3,939)
Net loss	$(87,446)	$(49,004)

Other comprehensive income (loss)
Items that will not be reclassified to net loss
Remeasurement of post-employment benefit obligations	$1,318	$2,151
Deferred income taxes	(277)	(452)
Items that may be reclassified subsequently to net loss
Foreign currency translation reserve	(967)	6,101
Other comprehensive income	74	7,800
Comprehensive loss	$(87,372)	$(41,204)

Attributable to:
Shareholders of the Company	$(87,372)	$(37,945)
Non-controlling interests (Note 2 and 21)	-	(3,259)
Comprehensive loss	$(87,372)	$(41,204)

Loss per share attributable to shareholders of the Company
Basic and diluted	(0.33)	(0.43)

Weighted average number of common shares
outstanding (2)
Basic and diluted (Note 20)	267,336,954	105,967,493

(1)  Loss on metals contract liabilities was revised in fiscal 2024 (see Note 10 and 11).

(2)  Share information adjusted retrospectively to reflect August 2025 share consolidation (see Note 2).

The accompanying notes are an integral part of the consolidated financial statements.

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Americas Gold and Silver Corporation

Consolidated statements of changes in equity
For the years ended December 31, 2025 and 2024
(In thousands of U.S. dollars, except share amounts in thousands of units)

				Foreign
	Share capital			currency		Attributable	Non-
	Common		Equity	translation		to shareholders	controlling	Total
	Shares (2)	Amount	reserve	reserve	Deficit	of the Company	interests	equity

Balance at January 1, 2025	237,780	$573,532	$56,521	$14,426	$(582,341)	$62,138	$-	$62,138
Net loss for the year	-	-	-	-	(87,446)	(87,446)	-	(87,446)
Other comprehensive income (loss) for the year	-	-	-	(967)	1,041	74	-	74
Acquisition of Crescent (Note 6)	11,138	64,387	-	-	-	64,387	-	64,387
Non-brokered private placements (Note 19)	11,664	19,764	571	-	-	20,335	-	20,335
Bought deal private placements (Note 19)	33,063	126,899	-	-	-	126,899	-	126,899
Common shares issued (Note 19)	2,330	2,984	-	-	-	2,984	-	2,984
Conversion of convertible debenture (Note 12)	12,923	11,526	(484)	-	-	11,042	-	11,042
Share-based payments	-	-	12,063	-	-	12,063	-	12,063
Exercise of options, warrants, and other share units	11,521	13,490	(4,349)	-	-	9,141	-	9,141
Balance at December 31, 2025	320,419	$812,582	$64,322	$13,459	$(668,746)	$221,617	$-	$221,617

Balance at January 1, 2024Revised (1)	87,476	$455,548	$52,936	$8,325	$(458,208)	58,601	$18,782	$77,383
Net loss for the year	-	-	-	-	(45,065)	(45,065)	(3,939)	(49,004)
Other comprehensive income for the year	-	-	-	6,101	1,019	7,120	680	7,800
Contribution from non-controlling interests (Note 21)	-	-	-	-	-	-	2,762	2,762
Equity offering, net (Note 19)	10,460	3,171	1,855	-	-	5,026	-	5,026
Non-brokered private placements (Note 19)	11,245	9,243	-	-	-	9,243	-	9,243
Private placement of subscription receipts (Note 19)	50,000	33,431	-	-	-	33,431	-	33,431
Acquisition of non-controlling interests (Note 21)	68,000	64,466	-	-	(80,087)	(15,621)	(18,285)	(33,906)
Common shares issued	365	242	-	-	-	242	-	242
Warrants issued	-	-	527	-	-	527	-	527
Retraction of convertible debenture (Note 12)	9,219	6,629	(69)	-	-	6,560	-	6,560
Share-based payments	-	-	1,454	-	-	1,454	-	1,454
Exercise of warrants	1,015	802	(182)	-	-	620	-	620
Balance at December 31, 2024	237,780	$573,532	$56,521	$14,426	$(582,341)	$62,138	$-	$62,138

(1)  Loss on metals contract liabilities was revised in fiscal 2024 (see Note 10 and 11).

(2)  Share information adjusted retrospectively to reflect August 2025 share consolidation (see Note 2).

The accompanying notes are an integral part of the consolidated financial statements.

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Americas Gold and Silver Corporation

Consolidated statements of cash flows

For the years ended December 31, 2025 and 2024

(In thousands of U.S. dollars)

	2025	2024
Cash flow generated from (used in)

Operating activities
Net loss for the period	$(87,446)	$(49,004)
Adjustments for the following items:
Depletion and amortization	21,234	24,091
Income tax expense	4,623	679
Accretion on decommissioning provision	627	616
Share-based payments	12,063	1,454
Non-cash expenses from common shares issued	-	769
Provision on other long-term liabilities	(37)	(4)
Interest and financing expense	1,000	3,886
Net charges on post-employment benefit obligations	(720)	(946)
Inventory write-downs	3,670	1,299
Impairment to property, plant and equipment	10,400	-
Gain on disposal of assets	(967)	(18)
Loss on metals contract liabilities	46,347	10,183
Other loss (gain) on derivatives	(6,316)	164
Fair value loss on royalty payable	351	875
	4,829	(5,956)
Changes in non-cash working capital items:
Trade and other receivables	(1,648)	2,382
Inventories	(3,459)	(3,346)
Prepaid expenses	334	(35)
Trade and other payables	(4,001)	3,887
Net cash generated from (used in) operating activities	(3,945)	(3,068)

Investing activities
Expenditures on property, plant and equipment	(69,240)	(18,850)
Proceeds from disposal of assets	998	-
Net cash used in investing activities	(68,242)	(18,850)

Financing activities
Glencore pre-payment facility	-	-
Net movements in pre-payment facility	(2,000)	(250)
Net movements in credit facility	(2,400)	9,372
Lease payments	(1,250)	(679)
Repayment of promissory notes	-	(4,275)
Equity offering, net	-	5,026
Non-brokered private placements, net	20,335	9,243
Private placement of subscription receipts, net	-	33,431
Bought deal private placement, net	126,899	-
Acquisition of non-controlling interests	-	(9,989)
Term loan facility, net	49,763	-
Metals contract liability	(18,233)	(8,079)
Royalty agreement	(360)	(2,061)
Derivative instruments	1,001	-
Proceeds from exercise of options and warrants	9,141	620
Contribution from non-controlling interests	-	2,762
Net cash generated from financing activities	182,896	35,121

Effect of foreign exchange rate changes on cash	(928)	4,738
Increase in cash and cash equivalents	109,781	17,941
Cash and cash equivalents, beginning of year	20,002	2,061
Cash and cash equivalents, end of year	$129,783	$20,002

Interest paid during the year	$4,630	$3,240

The accompanying notes are an integral part of the consolidated financial statements.

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Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2025 and 2024 (In thousands of U.S. dollars, unless otherwise stated)

1.  Corporate information

Americas Gold and Silver Corporation (the "Company") was incorporated under the Canada Business Corporations Act on May 12, 1998 and conducts mining exploration, development and production in North America. The address of the Company's registered office is 145 King Street West, Suite 2870, Toronto, Ontario, Canada, M5H 1J8. The Company's common shares are listed on the Toronto Stock Exchange under the symbol "USA" and on the New York Stock Exchange American under the symbol "USAS".

The consolidated financial statements of the Company for the year ended December 31, 2025 were approved and authorized for issue by the Board of Directors of the Company on March 30, 2026.

2.  Basis of presentation and going concern

The Company prepares its consolidated financial statements on a going concern basis in accordance with IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), which the Canadian Accounting Standards Board has approved for incorporation into Part I of the Chartered Professional Accountants Canada Handbook and interpretations developed by the IFRS Interpretations Committee ("IFRIC"). In preparing these consolidated financial statements, management has considered all available information about the future, which is at least, but not limited to, twelve months from year-end. Significant accounting judgments and estimates used by management in the preparation of these consolidated financial statements are presented in Note 4.

On August 21, 2025 the Company filed articles of amendment to complete an approved share consolidation of the Company's issued and outstanding common shares on the basis of 2.5 pre-consolidated common shares for one post-consolidated common share. The share consolidation affects all issued and outstanding common shares, options, warrants, and other share units. All information relating to issued and outstanding common shares, options, warrants, other share units, and related per share amounts in these consolidated financial statements have been adjusted retrospectively to reflect the share consolidation.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due for the foreseeable future.  During the year ended December 31, 2025, the Company reported a net loss of $87.4 million, including unrealized loss on metals contract liabilities of $46.3 million, reflecting forward metal prices, net cash used in operating activities of $3.9 million, and had outstanding current liabilities of $86.2 million.

Continuance as a going concern is dependent upon the Company’s ability to achieve profitable operations, attain targeted financial results to comply with key financial covenants of its outstanding debt financings, and obtain adequate equity or debt financing as necessary. The Company complied with key financial covenants of its outstanding debt financings during fiscal 2025 while certain  financial covenants from December 31, 2025 to March 31, 2026 on earnings and debt ratios from the existing senior secured debt facility were waived. Since 2020 to 2025, the Company was successful in raising funds through equity offerings, debt arrangements, convertible debentures, and registered shelf prospectuses. The Company most recently completed a bought deal private placement on December 4, 2025 raising gross proceeds of $132.3 million at an issue price of $4.00 per offered share concurrent to completing the acquisition of Crescent Mine in exchange for issuance of 11,137,558 of the Company's common shares and $20 million in cash (see Note 6). While the Company has been successful in the past in obtaining financing for its operations, there is no assurance that it will be able to obtain adequate financing in the future. The ability to achieve cash flow positive production at the Cosalá Operations and Galena Complex, including the acquired Crescent Mine, allowing the Company to generate positive operating cash flows, and comply with key financial covenants are significant judgments in these consolidated financial statements.

As a result, several material uncertainties may cast significant doubt (or raise substantial doubt as contemplated by PCAOB Standards) on the Company’s ability to continue as going concern.

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Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2025 and 2024 (In thousands of U.S. dollars, unless otherwise stated)

These consolidated financial statements do not reflect any adjustments to carrying values of assets and liabilities and the reported expenses and consolidated statement of financial position classification that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

3.  Summary of material accounting policies

The material accounting policies used in the preparation of these consolidated financial statements are as follows:

a.  Consolidation

These consolidated financial statements incorporate the financial statements of the Company and the entities controlled by the Company (its subsidiaries, including special purpose entities). Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Where the Company's interest in a subsidiary is less than 100%, the Company recognizes non-controlling interests. All intercompany transactions and balances, income and expenses have been eliminated.

The Company applies the acquisition method to account for business combinations. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Company elects on an acquisition-by-acquisition basis whether to measure non-controlling interests at its fair value, or at its proportionate share of the recognized amount of identifiable net assets. Acquisition-related costs are expensed as incurred. Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interests over the net identifiable assets acquired and liabilities assumed. If this consideration is negative, a bargain purchase gain is recognized immediately in profit or loss.

Where an acquisition does not meet the definition of a business, it is accounted for as an asset acquisition, whereby the cost of the acquisition is allocated between the individual identifiable assets and liabilities based on their relative fair values at the date of acquisition. No goodwill is recognized in an asset acquisition.

On December 19, 2024, the Company completed the acquisition of the remaining 40% non-controlling interests of the Company's Galena Complex via an agreement dated October 9, 2024 with Mr. Eric Sprott; consequently from December 19, 2024, consolidated net loss and other comprehensive loss are 100% attributable to the shareholders of the Company.

b.  Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company's other components.  Determination of operating segments are based on the reports reviewed by the chief operating decision makers that are used to make strategic decisions about resources to be allocated to the segment and performance assessment, and for which discrete financial information is available.  Unallocated items not directly attributable to a segment comprise mainly of corporate assets and head office expenses.

c.  Presentation currency and functional currency

The Company's presentation currency is the U.S. dollar ("USD"). The functional currency of the Company's Canadian subsidiaries is the Canadian dollar ("CAD"), and the functional currency of its U.S. and Mexican subsidiaries is the USD. The consolidated financial statements of the Company are translated into the presentation currency. Assets and liabilities have been translated using the exchange rate at period end, and income, expenses and cash flow items are translated using the rate that approximates the exchange rates at the dates of the transactions (the average rate for the period). All resulting exchange differences are recorded in the foreign currency translation reserve.

d.  Foreign currency translations

Transactions in foreign currencies are translated into the entities' functional currency at the exchange rate at the date of the transactions. Monetary assets and liabilities of the Company's operations denominated in a currency other than the functional currency are translated at the rate in effect at the statement of financial position date, and non-monetary items at historic exchange rates at each transaction date. Revenue and expense items are translated at average exchange rates of the reporting period. Gains and losses on translation are charged to the statements of loss and comprehensive loss.

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Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2025 and 2024 (In thousands of U.S. dollars, unless otherwise stated)

e.  Revenue recognition

The Company applies the following five-step approach in recognizing revenue from contracts with customers:

  Identify the enforceable contract with the customer.
  Identify the separate performance obligations in the contract from transferring the distinct good or service.
  Determine the transaction price for consideration of transferring the good or service.
  Allocate the transaction price to the separate performance obligations identified.
  Recognize revenue when each separate performance obligation is satisfied.

The Company recognizes revenue through entering into concentrate sales contracts with customers with the performance obligation of delivering its concentrate production in exchange for consideration valued initially under provisional pricing arrangements. Revenue from sales is recorded at the time of delivery based on forward prices for the expected date of final settlement. The final sale prices are determined by quoted market prices in a period subsequent to the date of sale.

Subsequent variations in metal prices are recognized as embedded derivative pricing adjustments at fair value from contracts with customers.

The Company recognizes deferred revenue from advanced consideration received for fixed and variable precious metals deliveries over a specified period. Deferred revenue is recognized into revenue as performance obligations to metals delivery are satisfied over the term of the delivery contract.

The Company recognizes revenue when control of finished silver has transferred to the customer. The sale price is fixed on the date of sale primarily based on the silver spot price in the London spot market.

f.  Defined benefit plans

The cost of defined benefit plans is determined using the projected unit credit method. The related pension liability recognized in the consolidated statement of financial position is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets.

Actuarial valuations for defined benefit plans are carried out annually. The discount rate applied in arriving at the present value of the pension liability represents the yield on high quality corporate bonds denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

Actuarial gains and losses arise from the difference between the actual long-term rate of return on plan assets for a period and the expected long-term rate of return on plan assets for that period, or from changes in actuarial assumptions used to determine the accrued benefit obligation. Actuarial gains and losses arising in the year are recognized in full in the period in which they occur, in other comprehensive income and retained earnings without recycling to the consolidated statement of loss and comprehensive loss in subsequent periods.

Current service cost, the recognized element of any past service cost, interest expense arising on the pension liability and the expected return on plan assets are recognized in the same line items in the consolidated statement of loss and comprehensive loss as the related compensation cost.

The values attributed to plan liabilities are assessed in accordance with the advice of independent qualified actuaries. Service costs arising from plan amendments are recognized immediately.

g.  Share-based payments

The Company's stock option plan allows its employees (including directors and officers) and non-employees to acquire shares of the Company. Accordingly, the fair value of the option is either charged to operations or capitalized to exploration or development expenditures, depending on the accounting for the optionee's other compensation, with a corresponding increase in equity reserve.

Page | 12

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2025 and 2024 (In thousands of U.S. dollars, unless otherwise stated)

The costs of equity-settled transactions with employees are measured by reference to the fair value at the date on which they are granted using the Black-Scholes Option Pricing Model.

The costs of equity-settled transactions are recognized, together with a corresponding increase in equity reserve, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the "vesting date"). The cumulative expense recognized for equity-settled transactions at each reporting date up to the vesting date reflects the Company's best estimate of the number of equity instruments that will ultimately vest. The charge or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and the corresponding amount is represented in equity reserve. No expense is recognized for awards that do not ultimately vest.

Where the terms of an equity-settled award are modified, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense is recognized for any modification which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

h.  Income taxes

Income tax comprises of current and deferred tax.  Income tax is recognized in the consolidated statement of loss and comprehensive loss except to the extent that it relates to items recognized directly in other comprehensive income (loss) or directly in equity, in which case the income tax is also recognized directly in other comprehensive income (loss) or equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company's subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation, and it considers whether it is probable that a taxation authority will accept an uncertain tax treatment. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized in respect of temporary differences between the carrying amount of assets and liabilities in the consolidated statement of financial position and the corresponding tax bases used in the computation of taxable income. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted at the consolidated statement of financial position date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses to the extent it is probable future taxable profits will be available against which they can be utilized.

The Company does not recognize any deferred income taxes relating to its investments in subsidiaries. Deferred tax assets and liabilities are offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

i.  Earnings/loss per share

Basic earnings/loss per share is calculated by dividing the net earnings/loss for the period attributable to equity owners of the Company by the weighted average number of common shares outstanding during the period.

Diluted earnings/loss per share is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments. The number of shares included with respect to options, warrants and similar instruments is computed using the treasury stock method. The treasury stock method, which assumes that outstanding stock options and warrants with an average exercise price below the market price of the underlying shares, are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period. The Company's potentially dilutive common shares comprise stock options granted to employees, and warrants.

Page | 13

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2025 and 2024 (In thousands of U.S. dollars, unless otherwise stated)

j.  Comprehensive income (loss)

Comprehensive income (loss) is the change in the Company's net assets that results from transactions, events and circumstances from sources other than the Company's shareholders and includes items that would not normally be included in net earnings such as foreign currency gains or losses related to the Company's net investment in foreign operations and unrealized gains or losses on available-for-sale securities net of tax. The Company's comprehensive income (loss), components of other comprehensive income (loss) and cumulative translation adjustments are presented in the consolidated statements of comprehensive income (loss) and the consolidated statements of changes in equity.

k.  Inventories

Concentrates, ore stockpile, and spare parts and supplies are valued at the lower of cost and estimated net realizable value. Cost for concentrates and ore stockpile includes all direct costs incurred in production including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs determined on a weighted average basis for the Mexican operations and first in, first out method for the U.S. operations. Cost for spare parts and supplies are determined using the first in, first out method. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and future metal prices less estimated future production costs to convert inventories into saleable form.

Any write-downs of inventory to net realizable value are recorded as cost of sales. If there is a subsequent increase in the value of inventories, the previous write-downs to net realizable value are reversed to the extent that the related inventory has not been sold.

Ore stockpile represents ore that has been extracted from the mine and is available for further processing. Costs added to ore stockpile are valued based on current mining cost per tonne incurred up to the point of stockpiling the ore and are removed at the average cost per tonne when processed. Ore stockpile is verified by periodic surveys.

Materials and supplies inventory are valued at the lower of cost and net realizable value, where cost is determined using the first-in-first-out method. Any provision for obsolescence is determined by reference to specific items of stock. A regular review is undertaken to determine the extent of any provision for obsolescence by comparing those items to their net realizable value.  If carrying value exceeds net realizable value, a write-down is recognized.

Finished goods, in-circuit work in progress, and ore on leach pads are valued at the lower of cost and estimated net realizable value. Cost for in-circuit work in progress and ore on leach pads includes all direct costs incurred in production including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs determined on a first in, first out method. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and future metal prices less estimated future production costs to convert inventories into saleable form.

l.  Property, plant and equipment

(i) Producing mining interests

Producing mining interests are carried at cost less accumulated depletion and amortization and accumulated impairment losses. Following the completion of commissioning, the costs related to the mining interests are depleted and charged to operations on the unit of production method as a proportion of estimated recoverable mineral reserves.

Completion of the commissioning is deemed to have occurred when major mine and processing plant components are completed, operating results are being achieved consistently for a period of time and that there are indicators that these operational results, including mill capacity and recovery, will be sustainable in the future.

Page | 14

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2025 and 2024 (In thousands of U.S. dollars, unless otherwise stated)

Construction in progress is not depreciated until the assets are ready for their intended use.

(ii) Non-producing mining interests

The Company follows the method of accounting for its non-producing mining interests whereby all costs relating to the acquisition and development are deferred and capitalized by property until the property to which they directly relate is placed into production, sold, discontinued or subject to a condition of impairment. Exploration expenses not related to placing the property into production are expensed as incurred.

In the event that a mining interest is placed into production, capitalization of costs ceases, the costs are transferred to producing mining interests and the mining interest is depleted on a unit of production basis. The recoverability of amounts is dependent upon the discovery of economically recoverable mineral reserves, the ability of the Company to finance the further development of the properties, and on the future profitable production or proceeds from the disposition thereof.

(iii) Plant and equipment

Property, plant and equipment are carried at cost less accumulated depreciation and accumulated impairment losses.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate assets (major components) of property, plant and equipment.

The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within that part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. Repairs and maintenance are charged to the consolidated statement of loss and comprehensive loss during the period in which they are incurred.

Depreciation is recorded over the estimated useful life of the asset as follows:

• Mining interests - unit of production based upon estimated proven and probable reserves.

• Plant and equipment - 3-30 years over straight-line basis or units of production based upon estimated proven and probable reserves as applicable.

• Corporate office equipment - 3-10 years over straight-line basis.

Residual values, method of amortization and useful lives of the assets are reviewed annually and adjusted if appropriate.

(iv) Impairment and reversal of impairment

The Company reviews and evaluates the carrying values of its property, plant and equipment to determine whether there is an indication of impairment or reversal of impairment. For exploration and evaluation assets, indication includes but is not limited to expiration of the right to explore, substantive expenditure in the specific area is neither budgeted nor planned, and if the entity has decided to discontinue exploration activity in the specific area.

When the carrying value of assets exceeds the recoverable amount, the carrying value of the assets is reduced to the recoverable amount. The recoverable amount takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use of the asset. To achieve this, the recoverable amount is the higher of value in use (being the net present value of expected pre-tax future cash flows of the relevant asset) and fair value less costs to dispose the asset.

If, after the Company has previously recognized an impairment loss, circumstances indicate that the recoverable amount of the impaired assets is greater than the carrying amount, the Company reverses the impairment loss by the amount the revised fair value exceeds its carrying amount, to a maximum of the previous impairment loss. In no case shall the revised carrying amount exceed the original carrying amount, after depreciation or amortization, that would have been determined if no impairment loss had been recognized.

Page | 15

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2025 and 2024 (In thousands of U.S. dollars, unless otherwise stated)

(v) Care and maintenance

The Company may elect to place its mining operations in care and maintenance if continued operation is no longer economically feasible due to change in circumstances. During care and maintenance, depreciable property, plant and equipment continue to be depreciated over their useful lives.

m.  Decommissioning provision

The Company recognizes contractual, statutory and legal obligations associated with retirement of mining properties when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, the decommissioning provision is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding decommissioning provision is added to the carrying amount of that asset and the cost is amortized as an expense over the economic life of the related asset. Following the initial recognition of the decommissioning provision, the periodic unwinding of the discount is recognized in the consolidated statement of loss and comprehensive loss and adjusted for changes to the amount or timing of the underlying cash flows to settle the obligation.

n.  Financial instruments

The Company classifies and measures its financial instruments at fair value, with changes in fair value recognized in profit or loss as they arise. Unless restrictive criteria regarding the objective and contractual cash flows of the instrument are met then classification and measurement are at either amortized cost or fair value through other comprehensive income.

Cash and cash equivalents and trade and other receivables are classified and measured as financial assets at amortized cost. Embedded derivatives arising from subsequent adjustments in provisional sales revenue are classified and measured as financial instruments at fair value through profit or loss. Trade and other payables are classified and measured as financial liabilities at amortized cost. Pre-payment, credit, and term loan facilities, convertible debenture, and promissory notes are classified as financial liabilities initially at fair value through profit or loss and subsequently carried at amortized cost. Fixed and variable deliveries of precious metals are classified and measured as financial liabilities at fair value through profit or loss determined using forward commodity pricing curves at end of the reporting period using a credit adjusted discount rate. Royalty payable is measured at fair value through profit or loss determined using discounted cash flows of expected future royalty payments at end of the reporting period. The fair value of the Company’s derivative instruments is based on quoted market prices for similar instruments and at market prices at the valuation date.

o.  Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset during the period of time required to complete and prepare the asset for its intended use or sale and amortized over the expected useful life of the asset. Other borrowing costs not directly attributable to a qualifying asset are expensed in the period incurred.

p.  Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) that has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

q.  Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence, and related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions that are in the normal course of business and have commercial substance are measured at the exchange amount.
Page | 16

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2025 and 2024 (In thousands of U.S. dollars, unless otherwise stated)

r.  Restricted cash

Restricted cash includes cash that has been pledged for reclamation and closure activities which are not available for immediate disbursement.

4.  Significant accounting judgments and estimates

The preparation of financial statements in conformity with the IFRS requires management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

(i) Depletion and amortization

Mining properties are depleted using the unit-of-production method over a period not to exceed the estimated life of the ore body based on estimated recoverable reserves.

Property, plant and equipment are depreciated, net of residual value over their estimated useful life but do not exceed the related estimated life of the mine based on estimated recoverable mineral reserves.

The calculation of the units of production rate, and therefore the annual depletion and amortization expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production and expansion of mineral reserves through exploration activities.

(ii) Decommissioning provision

The Company assesses its decommissioning provision on an annual basis or when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for decommissioning provision requires management to make estimates of the time and future costs the Company will incur to complete the rehabilitation work required to comply with existing laws and regulations at each mining operation. Also, future changes to environmental laws and regulations could increase the extent of rehabilitation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for decommissioning provision. The provision represents management's best estimate of the present value of the future decommissioning provision. The actual future expenditures may differ from the amounts currently provided.

(iii) Income taxes

Preparation of the consolidated financial statements requires an estimate of income taxes in each of the jurisdictions in which the Company operates. The process involves an estimate of the Company's current tax exposure and an assessment of temporary differences resulting from differing treatment of items, such as depletion and amortization, for tax and accounting purposes, and when they might reverse.

These differences result in deferred tax assets and liabilities that are included in the Company's consolidated statements of financial position.

An assessment is also made to determine the likelihood that the Company's future tax assets will be recovered from future taxable income. To the extent that recovery is not considered likely, the related tax benefits are not recognized.

Judgment is required to continually assess changing tax interpretations, regulations and legislation, to ensure liabilities are complete and to ensure assets, net of valuation allowances, are realizable. The impact of different interpretations and applications could be material.

Page | 17

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2025 and 2024 (In thousands of U.S. dollars, unless otherwise stated)

(iv) Assessment of impairment and reversal of impairment indicators

The Company applies judgment in assessing whether indicators of impairment or reversal of impairment exist for a cash generating unit which would require impairment testing. Internal and external sources such as changes in use of an asset, capital and production forecasts, commodity prices, quantities of reserves and resources, and changes in market, economic, and legal environment are used by management in determining whether there are any indicators.

The Company determines recoverable amount based on the after-tax discounted cash flows from a cash generating unit's life-of-mine cash flow projection which incorporates management's best estimates of commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size, grade and recovery of the ore bodies. Absent a life-of-mine cash flow projection, a market approach of comparable companies is used to determine recoverable amount of in-situ ounces from the cash generating unit.

(v) Cash flows from ongoing production and impact on operations

The Company had negative operating cash flows during the year ended December 31, 2025. The ability to achieve cash flow positive production through meeting production targets at the Cosalá Operations and Galena Complex, including the acquired Crescent Mine, allowing the Company to generate positive operating cash flows, while facing market fluctuations in commodity prices and inflationary pressures, maintaining access to capital markets, and comply with key financial covenants are significant judgments in these consolidated financial statements with respect to the Company’s liquidity. Should the Company experience decreasing commodity prices and negative operating cash flows in future periods, or encounter non-compliance of key financial covenants, the Company will need to raise additional funds through the issuance of equity or debt securities which funding cannot be assured.

(vi) Fair value allocation for transactions accounted for as asset acquisitions

Asset acquisitions require judgment and estimates to be made at the date of acquisition in relation to determining assets and liability fair values and the allocation of the purchase consideration over the fair value of the identifiable assets acquired and liabilities assumed. The purchase consideration is first allocated to monetary assets and liabilities such as cash and cash equivalents, receivables and payables. The remaining purchase consideration is allocated to non-monetary assets where fair values are determined through an income, market, or cost approach applied based on the nature of the asset.

5.  Changes in accounting policies and recent accounting pronouncements

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. The following standards have been issued by the IASB:

- Amendments to IFRS 9 and 7 - Classification and Measurement of Financial Instruments include the clarification of the date of initial recognition or derecognition of financial liabilities, including financing liabilities that are settled in cash using an electronic payment system. The amendments are effective for annual reporting periods beginning on or after January 1, 2026 and are not expected to have a material impact on the financial statements.

- IFRS 18 - Presentation and Disclosure in Financial Statements introduces categories and defined subtotals in the statement of loss and comprehensive loss, disclosures on management-defined performance measures, and requirements to improve the aggregation and disaggregation of information in the financial statements. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and is to be applied retrospectively. This standard is currently being assessed for its impact on the Company's financial statements in the future reporting periods.

6.  Acquisition of Crescent Silver, LLC

On December 12, 2025, the Company completed the acquisition of Crescent Silver, LLC ("Crescent") via a purchase agreement dated November 12, 2025. The acquisition was completed by the Company acquiring all the membership interests in the capital of Crescent from Hale Capital Partners, L.P. for consideration of $20 million in cash and 11,137,558 of the Company's common shares.

Page | 18

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2025 and 2024 (In thousands of U.S. dollars, unless otherwise stated)

The acquisition was concentrated on the identifiable asset of Crescent’s mineral interests and accounted for as an asset acquisition. The Company measures and recognizes asset acquisitions that are not a business combination based on the cost to acquire the assets, which includes transaction costs. Goodwill is not recognized in asset acquisition. The consideration paid was allocated to the fair value of identifiable assets acquired and liabilities assumed on a relative fair value basis. Included in the net assets acquired are $84.3 million in property, plant and equipment the majority of which relates to mining interests, and $2.8 million in investment in joint ventures.

The fair value of the mining interests was determined using an income approach based on discounted cash flows, and a market approach. For fair value of investment in joint ventures was determined using a replacement cost approach as majority of the joint ventures’ net assets relate to property, plant and equipment.

Key assumptions used in fair values include discount rate, future production levels, future commodity prices, and a dollar per ounce silver implied multiple for the mining interests, and replacement cost for investment in joint ventures.

The following summarizes the total consideration paid and the amounts allocated to assets acquired and liabilities assumed:

Consideration
Cash consideration	$20,000
Common share consideration
Number of common shares	11,137,558
Common share price, December 12, 2025	5.78
64,387
Acquisition related transaction costs	3,047
Total consideration	$87,434

Allocation of consideration
Cash and cash equivalents	$295
Trade and other receivables	76
Inventories	175
Property, plant and equipment	84,337
Investment in joint ventures	2,843
Trade and other payables	(292)
Net assets acquired	$87,434

Investment in joint ventures acquired includes a 34.8% interest of a fully permitted floatation mill recognized initially at fair value with the carrying amount adjusted subsequently to recognize future profits or losses under the equity method of accounting.

7. Trade and other receivables

	December 31,	December 31,
	2025	2024

Trade receivables	$5,197	$3,572
Value added taxes receivable	394	-
Other receivables	3,265	3,560
	$8,856	$7,132

8.  Inventories

	December 31,	December 31,
	2025	2024

Concentrates	$635	$2,971
Ore stockpiles	3,582	1,767
Spare parts and supplies	6,451	5,966
	$10,668	$10,704

The amount of inventories recognized in cost of sales was $84.9 million during the year ended December 31, 2025 (2024: $82.7 million), including concentrates, and ore stockpiles write-down to net realizable value of $3.7 million (2024: $1.3 million) during the year ended December 31, 2025.

Page | 19

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2025 and 2024 (In thousands of U.S. dollars, unless otherwise stated)

9.  Property, plant and equipment

					Corporate
	Mining	Non-producing	Plant and	Right-of-use	office
	interests	properties	equipment	lease assets	equipment	Total

Cost
Balance at January 1, 2024	$226,819	$12,469	$128,228	$11,685	$237	$379,438
Asset additions	14,226	-	4,794	789	-	19,809
Change in decommissioning provision	(1,420)	-	-	-	-	(1,420)
Balance at December 31, 2024	239,625	12,469	133,022	12,474	237	397,827
Asset additions	111,652	-	19,202	2,933	308	134,095
Asset disposals	-	-	-	(31)	-	(31)
Change in decommissioning provision	(1,014)	-	-	-	-	(1,014)
Balance at December 31, 2025	$350,263	$12,469	$152,224	$15,376	$545	$530,877

Accumulated depreciation and depletion
Balance at January 1, 2024	$(132,474)	$-	$(85,440)	$(8,223)	$(200)	$(226,337)
Depreciation/depletion for the year	(14,172)	-	(8,615)	(1,278)	(26)	(24,091)
Balance at December 31, 2024	(146,646)	-	(94,055)	(9,501)	(226)	(250,428)
Depreciation/depletion for the year	(11,233)	-	(7,741)	(2,249)	(11)	(21,234)
Impairment for the year	-	-	(10,400)	-	-	(10,400)
Balance at December 31, 2025	$(157,879)	$-	$(112,196)	$(11,750)	$(237)	$(282,062)

Carrying value
at December 31, 2024	$92,979	$12,469	$38,967	$2,973	$11	$147,399
at December 31, 2025	$192,384	$12,469	$40,028	$3,626	$308	$248,815

Non-current assets are tested for impairment or impairment reversals when events or changes in circumstances suggest that the carrying amount may not be recoverable. An impairment of a hoist at the Galena Complex was identified during the year ended December 31, 2025 where carrying value of $10.4 million was recognized as an impairment loss to plant and equipment. No other impairment or impairment reversal were identified for the year ended December 31, 2025 and 2024 for each of the Company’s cash-generating units, including non-producing properties and properties placed under care and maintenance.

Right-of-use lease assets consist of long-term commitments on mining equipment and office space leases.

The carrying amounts of mineral interests, plant and equipment, and right-of-use lease assets from the Relief Canyon Mine is approximately $16.0 million, $4.4 million, and nil, respectively, as at December 31, 2025 (December 31, 2024: $16.0 million, $7.0 million, and $1.2 million, respectively).

The Company completed the acquisition of the San Felipe property located in Sonora, Mexico on October 8, 2020. As at December 31, 2025, the carrying amount of this property was $12.5 million included in non-producing properties.

10.  Precious metals delivery and purchase agreement

On April 3, 2019, the Company entered into a $25 million precious metals delivery and purchase agreement (the "Purchase Agreement") with Sandstorm Gold Ltd. ("Sandstorm"), acquired by Royal Gold, Inc. in October 2025, for the construction and development of the Relief Canyon Mine. The Company initially recorded the advances received on precious metals delivery, net of transaction costs, as deferred revenue though subsequently amended its treatment and recognized the fixed deliveries of precious metals as a financial liability measured at fair value through profit or loss.

The Purchase Agreement was further amended in 2023 and 2024 by which the Company received advances to pay its gold obligations with a final amendment on December 19, 2024, whereby the Company will deliver its remaining fixed ounces of gold over a quarterly fixed deliveries schedule with final delivery in December 2027. The Company shall have the right for Sandstorm to subscribe common shares of the Company for proceeds up to a maximum of $1.9 million per calendar quarter to satisfy the gold delivery obligations under the Purchase Agreement.

Page | 20

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2025 and 2024 (In thousands of U.S. dollars, unless otherwise stated)

The following table summarizes the continuity of the Company’s net metals contract liability during the period discounted using a credit adjusted risk rate of 10.1% (2024: 12.1%):

	Year	Year
	ended	ended
	December 31,	December 31,
	2025	2024

Net metals liability, beginning of year	$-	$36,837
Revision from liabilities to retained earnings	-	(5,183)
Revised net metals liability, beginning of year Revised (1)	$35,804	$31,654
Advance increase (net of financing expense)	-	12,512
Delivery of metals purchased	(18,233)	(18,564)
Revaluation of metals liability	23,455	10,202
Net metals liability, end of year	$41,026	$35,804

Current portion	$21,308	$12,887
Non-current portion	19,718	22,917
	$41,026	$35,804

(1)   Previously the Company used a risk-free rate rather than a credit adjusted risk free rate in determining the fair value of the net metals liability. Approximately $5.2 million was revised from liabilities to retained earnings in fiscal 2024.

11.  Silver metals delivery agreement

On December 19, 2024, as part of the consideration for the remaining 40% interest in the Galena Complex, the Company entered into a silver metals delivery agreement with Mr. Eric Sprott for monthly purchases and deliveries of 18,500 ounces of silver for 36 months starting in January 2026 (the "Silver Agreement"). As part of the Silver Agreement, outstanding indebtedness of $1.4 million from Mr. Eric Sprott related to the original joint venture agreement (see Note 21) will be used to offset the metals contract liability commencing with the initial monthly delivery starting in January 2026.

The fixed deliveries are recognized as a financial liability measured at fair value through profit or loss as the Company expects metal deliveries will be satisfied through external purchase of silver. A fair value of the metals contract liability of $19.8 million was determined at inception using forward commodity pricing curves at the end of the fiscal 2024. A $23.8 million loss to fair value on metals contract liability due to changes in forward commodity pricing curves was recorded during the year ended December 31, 2025 (2024: nil).

The following table summarizes the continuity of the Company’s net metals contract liability during the period discounted using a credit adjusted risk rate of 10.1% (2024: 12.1%):

Year
ended
December 31,
2025

Net silver liability, beginning of year	$18,193
Revision from liabilities to retained earnings	(3,625)
Revised net silver liability, beginning of year Revised (1)	14,568
Revaluation of metals liability	22,953
Net silver liability, end of year	$37,521

Current portion	$13,325
Non-current portion	24,196
$37,521

(1)   Previously the Company used a risk-free rate rather than a credit adjusted risk free rate in determining the fair value of the net silver liability. Approximately $3.6 million was revised from liabilities to retained earnings in fiscal 2024.

12.  Convertible debenture

On April 28, 2021, the Company issued a $12.5 million CAD convertible debenture (the "Convertible Debenture") due April 28, 2024 with interest payable at 8% per annum secured by the Company's interest in the Galena Complex and by shares of one of the Company's Mexican subsidiaries.

Page | 21

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2025 and 2024 (In thousands of U.S. dollars, unless otherwise stated)

The Company amended the Convertible Debenture multiple times increasing the principal balance to total outstanding principal, net of retractions, of $16.8 million CAD or $11.7 million USD as at December 31, 2024, retractable at the holder's option at a cumulative $1.75 million CAD per month, and convertible at the holder's option at a conversion price of $1.30 CAD.

The Convertible Debenture was fully converted by the holders as of January 31, 2025 at the conversion price of $1.30 CAD resulting in the issuance of 12,923,076 of the Company's common shares.

The Company recognized a gain of $0.7 million for the year ended December 31, 2025 (2024: loss of $0.2 million) as a result of the change in the estimated fair value of the Convertible Debenture's combined redemption option and retraction option.

13.  Pre-payment facility

On December 12, 2022, the Company amended its existing unsecured offtake agreement with Ocean Partners USA, Inc. of lead concentrates produced from the Galena Complex to include a pre-payment facility of $3.0 million with an initial term of three years at an interest of U.S. SOFR rate plus 6.95% per annum (the “Facility”) to fund general working capital at the Galena Complex. Principal on the Facility is repaid through semi-monthly installments deductible from concentrate deliveries to Ocean Partners or paid in cash and can be redrawn on a revolving basis. The Facility was drawn in full for $3.0 million in June 2025, and repaid in full as at December 31, 2025, with interest amended to U.S. SOFR rate plus 4.75% per annum.

14.  Credit facility

On August 14, 2024, the Company signed a credit and offtake agreement with Trafigura PTE Ltd. (“Trafigura”) for a secured credit facility of up to $15 million to complete initial development of the Zone 120 and El Cajón silver-copper project (“EC120”) (the “Credit Facility”). The Credit Facility is secured by share and asset pledges of all the Company’s material Mexican subsidiaries. The term of the Credit Facility is for a period of 36 months which includes a principal repayment grace period of 12 months, and bears interest of U.S. SOFR rate plus 6% per annum on cumulative drawings up to $12 million and 6.5% thereafter. The Credit Facility was drawn for $10.0 million in August 2024 and is paid in equal monthly installments of $0.6 million commencing after expiry of the grace period. The Company also entered into an offtake agreement with Trafigura for all the copper concentrates produced from EC120 where Trafigura will pay for the concentrates at the prevailing market prices for silver and copper, less customary treatment, refining and penalty charges. Total interest and financing expense of $1.3 million for the year ended December 31, 2025 (2024: $0.5 million) was considered borrowing costs and capitalized as property, plant and equipment. The Company complied with key financial covenants on liquidity and earnings ratio during fiscal 2025.

15. Term loan facility

On June 24, 2025, the Company closed a senior secured debt facility (the "Term Loan Facility") with SAF Group ("SAF") for funds of up to $100 million. The Term Loan Facility consists of three tranches with an initial $50 million term loan advanced upon closing (the "Initial Advance"), and two additional tranches of $25 million each made available to the Company upon satisfactory of certain conditions. SAF holds senior security over all the Company's assets other than second ranking security relating to the Cosalá Operations and the Relief Canyon Mine which are secured in priority by other debt providers.

The Term Loan Facility is due in 5 years and subject to a 6.0% original issue discount, valued at $3.2 million on closing date. Principal repayments commence after one year of closing date and are payable quarterly thereafter starting at 1.5% of the aggregate principal amount and gradually increasing to 6.25% after 36 months. Interest of U.S. SOFR rate (4% floor) plus 6% per annum is payable monthly, and review fees equal to 0.5% of the outstanding aggregate principal is payable every six months. The Term Loan Facility may be pre-paid at the Company's option equal the par value of total aggregate principal amount plus unpaid interests and fees accrued up to 42 months following the closing date. The Term Loan Facility is subject to certain quarterly and annual financial covenants starting at end of fiscal 2025, along with a price protection program completed in July 2025 on future precious and base metals production and commitments. See Note 27 for the Company's price risk impact from the price protection program. The Company complied with key financial covenants during fiscal 2025 while certain financial covenants on earnings and debt ratios from December 31, 2025 to March 31, 2026 were waived by SAF subject to maintaining a minimum consolidated cash balance of $75.0 million during this period. There are no indications that the Company may have difficulties complying with the minimum cash balance covenant when it will be next tested as at March 31, 2026 interim reporting date.

At inception, the Initial Advance was accounted for at amortized cost, net of $2.5 million in financing costs, with principal repayments being amortized over the term of the loan. The Company recognized total interest and financing expense of $3.9 million for the year ended December 31, 2025 of which $0.5 million was considered borrowing costs and capitalized as property, plant and equipment.

Page | 22

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2025 and 2024 (In thousands of U.S. dollars, unless otherwise stated)

16.  Royalty payable

On April 12, 2023, the Company entered into a $4.0 million net smelter returns royalty agreement (the "Royalty Agreement") with Sandstorm to be repaid through a 2.5% royalty on attributable production from the Galena Complex and Cosalá Operations. The royalty reduces to 0.2% on attributable production from the Galena Complex and Cosalá Operations after the aggregate repayment of $4.0 million and may be eliminated thereafter with a buyout payment of $1.9 million.

On inception, the Royalty Agreement was classified as a hybrid instrument of host financial liability with embedded derivatives from the reduced 0.2% royalty on attributable production and buyout payment. The Company elected at inception to designate the entire hybrid instrument at fair value through profit or loss with its initial fair value be representative of the $4.0 million in proceeds received. Subsequent measurement of fair value for the hybrid instrument was determined based on an income approach of expected future cash flows into a single current discounted amount. Key assumptions used in the fair value determination of the hybrid instrument include timing of repayment of the $4.0 million, which considers factors such as forecasted production and commodity prices in quantifying expected net smelter returns, feasibility of the reduced 0.2% royalty on attributable production versus the buyout payment, and applicable discount rates. The Company recognized a loss of $0.4 million for the year ended December 31, 2025 (2024: $0.9 million) as a result of the change in the estimated fair value of the Royalty Agreement.

17.  Post-employment benefit obligations

The Company maintains two non-contributory defined benefit pension plans covering substantially all employees at its U.S. operating subsidiary, U.S. Silver - Idaho, Inc. One plan covers salaried employees and one plan covers hourly employees. Benefits for the salaried plan are based on salary and years of service. Hourly plan benefits are based on negotiated benefits and years of service. The Company's funding policy is to contribute annually the minimum amount prescribed, as specified by applicable regulations. The expected average service life of the active plan participants as at December 31, 2025 is approximately 9 years.

The amounts recognized in the consolidated statements financial position are as follows:

	December 31,	December 31,
	2025	2024

Present value of funded obligations	25,104	24,876
Fair value of plan assets	22,973	20,984
Deficit of funded plans	$2,131	$3,892

The movements in the defined benefit obligations are as follows:

	December 31,	December 31,
	2025	2024

Obligations, beginning of year	$24,876	$26,176
Current service costs	467	552
Interest costs	1,319	1,238
Benefits paid	(1,331)	(1,308)
Actuarial loss (gain)	(227)	(1,782)
Obligations, end of year	$25,104	$24,876

The movements in the fair value of plan assets are as follows:

Page | 23

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2025 and 2024 (In thousands of U.S. dollars, unless otherwise stated)
	December 31,	December 31,
	2025	2024

Assets, beginning of year	$20,984	$19,639
Return on assets	1,048	976
Actuarial gain	1,092	369
Employer contributions	1,180	1,308
Benefits paid	(1,331)	(1,308)
Assets, end of year	$22,973	$20,984

The amounts recognized in the consolidated statements of loss and comprehensive loss are as follows:

	December 31,	December 31,
	2025	2024

Current service costs, interest costs, and return on assets included in cost of sales	$738	$814

The principal actuarial assumptions are as follows:

	December 31,	December 31,
	2025	2024

Discount rate (expense)	5.50%	4.75%
Discount rate (year end disclosures)	5.50%	5.50%
Future salary increases (salaried plan only)	5.00%	5.00%

A 1% decrease in discount rate would have resulted in approximately $3.2 million increase in the defined benefit obligation from $25.1 million to $28.3 million as at December 31, 2025 (2024: $3.2 million increase in the defined benefit obligation from $24.9 million to $28.1 million). A 1% increase in future salary increases would have resulted in approximately $0.1 million increase in the defined benefit obligation from $25.1 million to $25.2 million as at December 31, 2025 (2024: $0.1 million increase in the defined benefit obligation from $24.9 million to $25.0 million).

Plan assets are fully comprised of pooled or mutual funds. The expected return on plan assets at 5.0% (2024: 5.0%) is determined by considering the expected returns available on the assets underlying the current investment policy. Expected yield on fixed interest investments is based on gross redemption yields as at the end of the reporting period. Expected returns on equity investments reflect long-term real rates of return in the market.

Expected contributions to pension benefit plans for the year ended December 31, 2026 are approximately $1.3 million, inclusive of contributions for fiscal 2025 of $0.3 million. For the year ended December 31, 2025, the actuarial gains charged to other comprehensive income are $1.3 million (2024: actuarial gains of $2.2 million).

18.  Decommissioning provision

The decommissioning provision consists of land rehabilitation, demolition of buildings and mine facilities, and related costs. Although the ultimate amount of the decommissioning provision is uncertain, the fair value of these obligations is based on information currently available, including closure plans and the Company's interpretation of current regulatory requirements.

Fair value is determined based on the net present value of future cash expenditures upon reclamation and closure. Reclamation and closure costs are capitalized into property, plant and equipment depending on the nature of the asset related to the obligation and amortized over the life of the related asset.

The decommissioning provision relates to reclamation and closure costs of the Company’s Cosalá Operations, Galena Complex, Crescent Mine, and Relief Canyon Mine. The decommissioning provision is estimated at an undiscounted amount of $16.0 million over a period of 5 to 21 years, and discounted using a risk-free rate varying from 3.6% to 9.1% (2024: estimated at an undiscounted amount of $19.8 million over a period of 5 to 14 years, and discounted using a risk-free rate varying from 3.7% to 10.4%).

Page | 24

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2025 and 2024 (In thousands of U.S. dollars, unless otherwise stated)
	December 31,	December 31,
	2025	2024

Provisions, beginning of year	$11,389	$12,129
Decommissioning costs and change in estimates	(1,016)	(1,356)
Accretion on decommissioning provision	627	616
Provisions, end of year	$11,000	$11,389

19.  Share capital

On August 21, 2025 the Company completed a share consolidation of issued and outstanding common shares on the basis of 2.5 pre-consolidated common shares for one post-consolidated common share. The share consolidation affects all issued and outstanding common shares, options, warrants, deferred share units, and restricted share units. All information relating to issued and outstanding common shares, options, warrants, other share units, and related per share amounts have been adjusted retrospectively to reflect the share consolidation.

On December 12, 2025, the Company completed the acquisition of Crescent in exchange for issuance of 11,137,558 of the Company's common shares and $20 million in cash (see Note 6). The Company also completed a concurrent bought deal private placement on December 4, 2025 raising gross proceeds of $132.3 million at an issue price of $5.54 CAD per offered share resulting from total issuance of 33,062,500 of the Company's common shares.

During the year ended December 31, 2025, the Company closed non-brokered private placements for total gross proceeds of $20.5 million through total issuance of 11,664,016 of the Company's common shares priced at approximately $2.45 CAD per share. As part of the non-brokered private placements, 1,044,000 warrants for approximately $0.6 million were issued and offset against share capital where each warrant is exercisable for one common share at an exercise price of $2.50 CAD for a period of three years starting March 31, 2025.

During the year ended December 31, 2025, the Company settled $3.0 million of transaction-related payables from the 2024 acquisition of non-controlling interests through issuance of 2,329,870 of the Company's common shares.

The Company entered into a joint venture agreement with Mr. Eric Sprott effective October 1, 2019 for 40% non-controlling interests of the Company's Galena Complex with initial contribution of $15 million to fund capital improvements and operations. On December 19, 2024, the Company completed an acquisition of the remaining 40% non-controlling interests of the Company's Galena Complex. The $18.3 million proportionate non-controlling interests' carrying amount prior to the change in ownership was derecognized from the consolidated financial statements upon completion of the acquisition.

On March 27, 2024, the Company completed an equity offering of 10,400,000 units at a price of $0.75 CAD per unit for total gross proceeds of $5.8 million. Each unit consisted of one common share and one common share purchase warrant where each warrant is exercisable for one common share at an exercise price of $1.00 CAD for a period of three years starting March 27, 2024. As part of the equity offering, approximately $0.8 million in transaction costs were incurred and offset against share capital, and 60,000 common shares and 604,008 warrants for approximately $0.1 million and $0.1 million, respectively, were issued to the Company's advisors and offset against share capital where each warrant is exercisable for one common share at an exercise price of $0.75 CAD for a period of two years starting March 27, 2024.

On December 19, 2024, the Company completed an acquisition of the remaining 40% non-controlling interests of the Company's Galena Complex in exchange for issuance of 68,000,000 of the Company's common shares, and $10 million in cash, plus monthly deliveries of 18,500 ounces of silver for a period of 36 months starting in January 2026 (see Note 11). The Company also completed a concurrent bought deal private placement of subscription receipts raising gross proceeds of $50 million CAD or $35.1 million USD at an issue price of $1.00 CAD per subscription receipt resulting from total issuance of 50,000,000 of the Company's common shares.

During fiscal 2024, the Company closed non-brokered private placements for total gross proceeds of $9.4 million through total issuance of 11,245,046 of the Company's common shares priced at approximately $1.18 CAD per share.

Page | 25

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2025 and 2024 (In thousands of U.S. dollars, unless otherwise stated)

a.  Authorized

Authorized share capital consists of an unlimited number of common and preferred shares. No preferred shares have been issued to date.

b.  Stock option plan

The number of shares reserved for issuance under the Company's stock option plan is limited to 10% of the number of common shares which are issued and outstanding on the date of a particular grant of options. Under the plan, the Board of Directors determines the term of a stock option to a maximum of 10 years, the period of time during which the options may vest and become exercisable as well as the option exercise price which shall not be less than the closing price of the Company's share on the Toronto Stock Exchange on the date immediately preceding the date of grant. The Compensation Committee determines and makes recommendations to the Board of Directors as to the recipients of, and nature and size of, share-based compensation awards in compliance with applicable securities law, stock exchange and other regulatory requirements.

A summary of changes in the Company's outstanding stock options is presented below:

		Year		Year
		ended		ended
		December 31,		December 31,
		2025		2024
		Weighted		Weighted
		average		average
		exercise		exercise
	Number	price	Number	price
	(thousands)	CAD	(thousands)	CAD

Balance, beginning of year	8,044	$1.67	6,948	$3.25
Granted	3,940	1.41	3,620	1.33
Exercised	(2,631)	1.72	-	-
Expired	(1,591)	2.61	(2,524)	5.55
Balance, end of year	7,762	$1.33	8,044	$1.67

The following table summarizes information on stock options outstanding and exercisable as at December 31, 2025:

	Weighted
	average		Weighted		Weighted
	remaining		average		average
Exercise	contractual		exercise		exercise
price	life	Outstanding	price	Exercisable	price
CAD	(years)	(thousands)	CAD	(thousands)	CAD

$0.01 to $1.00	0.98	963	$0.78	963	$0.78
$1.01 to $2.00	3.06	6,629	1.38	1,772	1.38
$2.01 to $3.00	2.79	130	2.29	50	2.25
$3.01 to $4.00	4.63	40	3.43	-	-
		7,762	$1.33	2,785	$1.19

c.  Share-based payments

The weighted average fair value at grant date of the Company's stock options granted during the year ended December 31, 2025 was $0.59 (2024: $0.45).

Page | 26

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2025 and 2024 (In thousands of U.S. dollars, unless otherwise stated)

The Company used the Black-Scholes Option Pricing Model to estimate fair value using the following weighted-average assumptions:

	Year ended	Year ended
	December 31,	December 31,
	2025	2024

Expected stock price volatility (1)	70%	69%
Risk free interest rate	2.94%	3.10%
Expected life	5 years	3 years
Expected forfeiture rate	3.25%	2.91%
Expected dividend yield	0%	0%

Share-based payments included in cost of sales	$-	$-
Share-based payments included in general and administrative expenses	2,070	1,199
Total share-based payments	$2,070	$1,199

(1)  Expected volatility has been based on historical volatility of the Company's publicly traded shares.

d.  Warrants

The warrants that are issued and outstanding as at December 31, 2025 are as follows:

Number of	Exercise	Issuance	Expiry
warrants	price (CAD)	date	date
7,040	0.75	Mar 2024	Mar 27, 2026
400,000	1.38	Jun 2023	Jun 21, 2026
4,709,400	1.00	Mar 2024	Mar 27, 2027
1,000,000	1.05	Aug 2024	Aug 14, 2027
1,044,000	2.50	Mar 2025	Mar 31, 2028
7,160,440

e.  Restricted share units:

The Company has a Restricted Share Unit Plan under which eligible directors, officers and key employees of the Company are entitled to receive awards of restricted share units settled in either cash or common shares at the Company's discretion. Prior to December 31, 2024, the Company previously elected to settle these units in cash. For cash-settled share units, the Company recognizes a corresponding increase in trade and other payables with compensation expense and the associated liability adjusted at each period end date to reflect changes in market value. As at December 31, 2025, nil (December 31, 2024: 93,630) cash-settled restricted share units are outstanding at an aggregate value of nil (December 31, 2024: $0.1 million) which is included in trade and other payables in the consolidated statement of financial position.

Effective January 1, 2025, the Company amended the application of its accounting policy for solely share-settled restricted share units where each share-settled restricted share unit is equivalent in value to the fair market value of a common share of the Company on the date of grant with the value of each award charged to compensation expense over the period of vesting with corresponding increase in equity reserve upon recognition. As at December 31, 2025, 9,469,438 (December 31, 2024: nil) share-settled restricted share units are outstanding which are included in equity reserve in the consolidated statement of financial position.

f.  Performance share units:

The Company has a Performance Share Unit Plan under which eligible directors, officers and key employees of the Company are entitled to receive awards of performance share units settled in common shares at the Company's discretion. Performance share units are fair valued on the date of grant with the fair value of each award charged to compensation expense over the period of vesting with corresponding increase in equity reserve upon recognition. The fair value of performance share units is determined using a Monte Carlo simulation approach. This approach uses random numbers, together with various market assumptions to generate potential future outcomes for share prices using Geometric Brownian Motion which is an industry standard method for simulating the expected future path of share prices.

Page | 27

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2025 and 2024 (In thousands of U.S. dollars, unless otherwise stated)

The Company granted 1,140,730 performance share units to certain employees on August 19, 2025 which vest over 3 years and are subject to certain key performance indicators. The following assumptions were used to estimate fair value on grant date:

Number of performance share units granted	1,140,730
Average fair value per unit	$2.64
Share price	$2.22
Risk free interest rate	3.42%
Expected life	3 years
Expected volatility	71%
Expected dividends	0%
Average index share price	$43.74
Average correlation coefficient	0.54

g.  Deferred share units:

The Company has a Deferred Share Unit Plan under which eligible directors of the Company receive awards of deferred share units on a quarterly basis as payment for 50% to 100% of their director fees earned. Deferred share units are settled in either cash or common shares at the Company's discretion when the director leaves the Company's Board of Directors. The Company recognizes a charge to director fees and a corresponding increase in equity reserve upon issuance of deferred share units. As at December 31, 2025, 3,213,599 (December 31, 2024: 1,425,166) deferred share units are issued and outstanding.

20.  Weighted average basic and diluted number of common shares outstanding

	Year ended	Year ended
	December 31,	December 31,
	2025	2024

Basic weighted average number of shares	267,336,954	105,967,493
Effect of dilutive stock options and warrants	-	-
Diluted weighted average number of shares	267,336,954	105,967,493

Diluted weighted average number of common shares for the years ended December 31, 2025 excludes nil anti-dilutive preferred shares (2024: nil), 7,762,340 anti-dilutive stock options (2024: 8,044,000) and 7,160,440 anti-dilutive warrants (2024: 14,089,280).

21.  Non-controlling interests

The Company entered into a joint venture agreement with Mr. Eric Sprott effective October 1, 2019 for 40% non-controlling interests of the Company's Galena Complex with initial contribution of $15 million to fund capital improvements and operations. On December 19, 2024, the Company completed an acquisition of the remaining 40% non-controlling interests of the Company's Galena Complex. The $18.3 million proportionate non-controlling interests' carrying amount prior to the change in ownership was derecognized from the consolidated financial statements upon completion of the acquisition.

22.  Revenue

The following is a disaggregation of revenue categorized by commodities sold:

Page | 28

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2025 and 2024 (In thousands of U.S. dollars, unless otherwise stated)
	Year ended	Year ended
	December 31,	December 31,
	2025	2024

Silver
Sales revenue	$61,769	$62,052
Derivative pricing adjustments	453	326
	62,222	62,378
Zinc
Sales revenue	$11,883	$37,878
Derivative pricing adjustments	155	986
	12,038	38,864
Lead
Sales revenue	$8,487	$18,208
Derivative pricing adjustments	(168)	(1)
	8,319	18,207
Other by-products
Sales revenue	$353	$1,060
Derivative pricing adjustments	89	342
	442	1,402

Total sales revenue	$82,492	$119,198
Total derivative pricing adjustments	529	1,653
Gross revenue	$83,021	$120,851
Proceeds before intended use	44,781	3,678
Treatment and selling costs	(9,868)	(24,341)
	$117,934	$100,188

Derivative pricing adjustments represent subsequent variations in revenue recognized as an embedded derivative from contracts with customers and are accounted for as financial instruments (see Note 27).

Proceeds before intended use represent net revenues recognized on sale of silver-copper concentrate mined from the EC120 Project at the Cosalá Operations as it progresses toward commercial production declaration. Sales revenue from silver and copper were approximately $39.5 million and $8.5 million, respectively, net of treatment and selling costs.

23. Cost of sales

Cost of sales is costs that directly relate to production at the mine operating segments and excludes depletion and amortization. The following are components of cost of sales:

	Year ended	Year ended
	December 31,	December 31,
	2025	2024

Salaries and employee benefits	$28,815	$32,097
Raw materials and consumables	20,676	34,027
Utilities	4,190	4,439
Transportation costs	2,344	5,212
Other costs	7,782	7,063
Costs before intended use	20,845	1,949
Changes in inventories	(3,459)	(3,346)
Inventory write-downs (Note 8)	3,670	1,299
	$84,863	$82,740

Page | 29

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2025 and 2024 (In thousands of U.S. dollars, unless otherwise stated)

Costs before intended use represent cost of sales of direct mining costs incurred on sale of silver-copper concentrate mined from the EC120 Project at the Cosalá Operations as it progresses toward commercial production declaration. Approximately $5.8 million of costs before intended use relates to salaries and employee benefits.

24.  Corporate general and administrative expenses

Corporate general and administrative expenses are costs incurred at corporate and other subsidiaries that do not directly relate to production. The following are components of corporate general and administrative expenses:

	Year ended	Year ended
	December 31,	December 31,
	2025	2024

Salaries and employee benefits	$7,168	$3,581
Directors' fees	3,713	452
Share-based payments	8,658	1,292
Professional fees	5,488	1,501
Office and general	3,571	2,069
	$28,598	$8,895

During the year ended December 31, 2025, $3.4 million in directors' fees were settled through issuance of deferred share units (2024: $0.3 million).

25.  Income taxes

The components of income tax expense (recovery) are as follows:

	Year ended	Year ended
	December 31,	December 31,
	2025	2024

Current income tax expense	$4,935	$1,712
Deferred income tax recovery	(312)	(1,033)
Income tax expense	$4,623	$679

The Company's effective rate of income tax differs from the statutory rate of 26.5% as follows:

	Year ended	Year ended
	December 31,	December 31,
	2025	2024

Loss before income taxes	$(82,823)	$(48,325)
Statutory rate	26.5%	26.5%
Tax recovery at statutory rate	(21,948)	(12,806)
Mexican mining royalty	1,655	84
Impact of foreign tax rates	185	(31)
Non-deductible expenses	4,931	3,544
Losses not recognized	19,800	9,888
Income tax expense (recovery)	$4,623	$679

Page | 30

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2025 and 2024 (In thousands of U.S. dollars, unless otherwise stated)

The Company's net deferred tax liability relates to the Mexican mining royalty and arises principally from the following:

	December 31,	December 31,
	2025	2024

Property, plant and equipment	$130	$130
Other	400	313
Total deferred tax liabilities	530	443
Provisions and reserves	(517)	(395)
Net deferred tax liabilities	$13	$48

Deferred income taxes have not been recognized in respect of the following deductible temporary differences, as management does not consider their utilization to be probable for the foreseeable future:

	December 31,	December 31,
	2025	2024

Property, plant and equipment	$14,910	$24,680
Mexican tax losses (expiring in 2026 - 2035)	46,540	32,000
Canadian tax losses (expiring in 2034 - 2045)	67,150	44,900
U.S. tax losses (no expiry)	13,100	32,150
Provisions and other	53,157	91,012
Deferred Mexican mining royalty	13	48
	$194,870	$224,790

Canadian tax losses include a dual Canadian and U.S. resident entity with $26.2 million in losses (2024: $20.8 million).

26.  Key management transactions

Remuneration to directors and key management who have the authority and responsibility for planning, directing and continuing the activities of the Company:

	Year ended	Year ended
	December 31,	December 31,
	2025	2024

Salaries and employee benefits	$3,730	$1,947
Directors' fees	3,713	452
Consulting fees	1,317	65
Share-based payments	6,931	1,164

Gross proceeds of $0.3 million CAD from the $50 million CAD raised through bought deal private placement of subscription receipts in December 2024 were from members of the Company's board and management.

27.  Financial risk management

a.  Financial risk factors

The Company's risk exposures and the impact on its financial instruments are summarized below:

(i) Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash and cash equivalents, trade and other receivables and derivative instruments. The credit risk on cash and cash equivalents is limited because the Company invests its cash in deposits with well-capitalized financial institutions with strong credit ratings in Canada and the United States. Under current concentrate offtake agreements, risk on trade receivables related to concentrate sales is managed by receiving payments for 85% to 100% of the estimated value of the concentrate within one month following the time of shipment. Derivative instruments are held by a multinational investment banking and financial services group.

Page | 31

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2025 and 2024 (In thousands of U.S. dollars, unless otherwise stated)

As of December 31, 2025, the Company's exposure to credit risk with respect to trade receivables amounts to $5.2 million (December 31, 2024: $3.6 million). The Company believes credit risk is not significant and there was no significant change to the Company's allowance for expected credit losses as at December 31, 2025 and December 31, 2024.

(ii) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company's liquidity requirements are met through a variety of sources, including cash, cash generated from operations, credit facilities and debt and equity capital markets. The Company's trade payables have contractual maturities of less than 30 days and are subject to normal trade terms.

The following table presents the contractual maturities of the Company's financial liabilities and provisions on an undiscounted basis:

	December 31, 2025
		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years

Trade and other payables	$38,819	$38,819	$-	$-	$-
Credit facility	7,600	7,200	400	-	-
Interest on credit facility	357	357	-	-	-
Term loan facility	53,191	2,394	18,218	32,579	-
Interest and fees on term loan facility	19,813	5,843	9,960	4,010	-
Royalty payable	2,753	2,753	-	-	-
Metals contract liability	41,026	21,308	19,718	-	-
Silver contract liability	37,521	13,325	24,196	-	-
Projected pension contributions	7,159	1,286	2,179	2,400	1,294
Decommissioning provision	15,966	-	-	-	15,966
Other long-term liabilities	2,446	-	1,570	289	587
	$226,651	$93,285	$76,241	$39,278	$17,847

Minimum lease payments in respect to lease liabilities are included in trade and other payables and other long-term liabilities as follows:

	December 31, 2025
		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years

Trade and other payables	$1,657	$1,657	$-	$-	$-
Other long-term liabilities	1,859	-	1,570	289	-
	$3,516	$1,657	$1,570	$289	$-

The following table summarizes the continuity of the Company's total lease liabilities discounted using an incremental borrowing rate ranging from 6% to11% applied during the year:

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Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2025 and 2024 (In thousands of U.S. dollars, unless otherwise stated)
	Year	Year
	ended	ended
	December 31,	December 31,
	2025	2024

Lease liabilities, beginning of year	$1,655	$1,436
Additions	2,922	823
Lease principal payments	(1,021)	(608)
Lease interest payments	(229)	(71)
Accretion on lease liabilities	189	75
Lease liabilities, end of year	$3,516	$1,655

(iii) Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and price risk.

(1) Interest rate risk

The Company is subject to interest rate risk of the 3-month U.S. SOFR rate plus 7.2% per annum from Cosalá Operations' advance payments of concentrate, the 3-month U.S. SOFR rate plus 4.75% per annum from the Facility, the 3-month U.S. SOFR rate plus 6% per annum from the Credit Facility, and the U.S SOFR rate plus 6% per annum from the Term Loan Facility. Interest rates of other financial instruments are fixed.

(2) Currency risk

As at December 31 2025, the Company is exposed to foreign currency risk through financial assets and liabilities denominated in CAD and MXN:

Financial instruments that may impact the Company's net loss or other comprehensive loss due to currency fluctuations include CAD and MXN denominated assets and liabilities which are included in the following table:

	As at December 31, 2025
	CAD	MXN

Cash and cash equivalents	$1,880	$975
Trade and other receivables	973	2,609
Trade and other payables	6,403	13,010

As at December 31, 2025, the CAD/USD and MXN/USD exchange rates were 1.37 and 17.97, respectively. The sensitivity of the Company's net loss and other comprehensive loss due to changes in the exchange rates for the year ended December 31, 2025 is included in the following table:

	CAD/USD	MXN/USD
	Exchange rate	Exchange rate
	+/- 10%	+/- 10%

Approximate impact on:
Net loss	$3,354	$4,651
Other comprehensive loss	247	(150)

The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates.

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Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2025 and 2024 (In thousands of U.S. dollars, unless otherwise stated)

As at December 31, 2025 and December 31, 2024, the Company does not have any non-hedge foreign exchange forward contracts outstanding. During the years ended December 31, 2025 and 2024, the Company did not settle any non-hedge foreign exchange forward contracts.

(3) Price risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments in the market. As at December 31, 2025, the Company had certain amounts related to the sales of concentrates that have only been provisionally priced. A ±10% fluctuation in silver, zinc, lead, and gold prices would affect trade receivables by approximately $0.5 million (December 31, 2024: $0.4 million). The Company also has precious metals contract liabilities which fluctuate from changes in commodity prices. A ±10% fluctuation in gold and silver prices would affect total metals contract liability and silver contract liability by approximately $4.5 million and $4.2 million, respectively (December 31, 2024: $4.1 million and $1.8 million, respectively).

A price protection program on future precious and base metals production and commitments was completed in July 2025 in relation to the Term Loan Facility. The following were the non-hedge contracts entered:

  Silver put options for 60,000 ounces per month from July 2025 to June 2026 at a strike price of $29 per ounce valued at total cost of $0.3 million at inception.
  Gold forward options to buy 1,275 ounces every three months from September 2025 to June 2026 at prices between $3,375 and $3,541 per ounce.
  Gold call options to buy 1,259 to 1,275 ounces every three months from September 2026 to December 2027 at a strike price of $3,500 per ounce valued at total cost of $3.4 million at inception.
  Zinc forward options to sell approximately 200,000 pounds per month from August 2025 to December 2025 at $1.27 per pound.
  Lead forward options to sell approximately 500,000 pounds per month from August 2025 to January 2026 at $0.91 per pound.
  Copper forward options to sell approximately 100,000 to 250,000 pounds per month from August 2025 to July 2026 at $4.39 per pound.

The Company recognized a $1.0 million gain from settled non-hedge contracts and a $4.6 million gain from unsettled non-hedge contracts during the year ended December 31, 2025. At December 31, 2025, the unsettled non-hedged contracts resulted in a net asset of derivative instruments valued at $4.8 million.

Net amount of gain or loss on derivative instruments from non-hedge commodity contracts recognized through profit or loss during the year ended December 31, 2025 was $5.6 million (2024: nil). Total amount of gain or loss on derivative instruments including those recognized through profit or loss from the Company's convertible debenture during the year ended December 31, 2025 was a gain of $6.3 million (2024: loss of $0.2 million).

b.  Fair values

The fair value of cash, restricted cash, trade and other receivables, and other financial assets and liabilities listed below approximate their carrying amounts mainly due to the short-term maturities of these instruments.

The methods and assumptions used in estimating the fair value of financial assets and liabilities are as follows:

  Cash and cash equivalents: The fair value of cash equivalents is valued using quoted market prices in active markets.
  Trade and other receivables: The fair value of trade receivables from silver sales contracts that contain provisional pricing terms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, there is an embedded derivative feature within trade receivables.
  Metals and silver contract liabilities: Fixed and variable deliveries of precious metals are classified and measured as financial liabilities at fair value through profit or loss determined using forward commodity pricing curves at end of the reporting period.
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Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2025 and 2024 (In thousands of U.S. dollars, unless otherwise stated)
  Pre-payment, credit, and term loan facilities, convertible debenture, and promissory notes: The principal portion of pre-payment, credit, and term loan facilities, convertible debenture, and promissory notes are initially measured at fair value and subsequently carried at amortized cost.
  Royalty payable: The financial liability is measured at fair value through profit or loss determined using discounted cash flows of expected future royalty payments at end of the reporting period.
  Embedded derivatives: Revenues from the sale of metals produced from silver sales contracts since the commencement of commercial production are based on provisional prices at the time of shipment. Variations between the price recorded at the time of sale and the actual final price received from the customer are caused by changes in market prices for metals sold and result in an embedded derivative in revenues and accounts receivable.
  Derivatives: The Company uses derivative and non-derivative instruments to manage financial risks, including commodity, interest rate, and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The Company does not use derivatives for speculative purposes. The fair value of the Company's derivative instruments is based on quoted market prices for similar instruments and at market prices at the valuation date.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value:

  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
  Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.
  Level 3 inputs are unobservable (supported by little or no market activity).
	December 31,		December 31,
	2025		2024

Level 2
Trade and other receivables	$8,856		$7,132
Derivative instruments - assets	4,773	##	-
Derivative instruments - liabilities	-		709

Level 3
Metals contract liability	41,026		35,804
Silver contract liability	37,521		14,568
Royalty payable	2,753		2,762

Amortized cost
Cash and cash equivalents	129,783		20,002
Restricted cash	4,716		4,527
Pre-payment facility	-		2,000
Credit facility	7,440		9,490
Term loan facility	48,230		-
Convertible debenture	-		10,849

28.  Segmented and geographic information, and major customers

a.  Segmented information

The Company's operations comprise of four reporting segments engaged in acquisition, exploration, development and exploration of mineral resource properties in Mexico and the United States. Management has determined the operating segments based on the reports reviewed by the chief operating decision makers that are used to make strategic decisions.

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Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2025 and 2024 (In thousands of U.S. dollars, unless otherwise stated)

b.  Geographic information

All revenues from sales of concentrates for the years ended December 31, 2025 and 2024 were earned in Mexico and the United States. The following segmented information is presented as at December 31, 2025 and December 31, 2024, and for the years ended December 31, 2025 and 2024. The Cosalá Operations segment operates in Mexico while the Galena Complex and Relief Canyon segments operate in the United States.

	Cosalá Operations	Galena Complex	As at December 31, 2025 Relief Canyon	Corporate and Other	Total	Cosalá Operations	Galena Complex	As at December 31, 2024 Relief Canyon	Corporate and Other	Total

Cash and cash equivalents	$7,029	$1,990	$204	$120,560	$129,783	$6,576	$1,390	$35	$12,001	$20,002
Trade and other receivables	6,513	1,370	-	973	8,856	5,485	1,450	-	197	7,132
Inventories	8,052	2,513	103	-	10,668	7,976	2,625	103	-	10,704
Prepaid expenses	734	1,043	235	530	2,542	745	933	755	443	2,876
Derivative instruments	-	-	-	4,773	4,773	-	-	-	-	-
Restricted cash	153	53	4,510	-	4,716	135	53	4,339	-	4,527
Investment in Joint Ventures	-	2,843	-	-	2,843	-	-	-	-	-
Property, plant and equipment	61,449	165,587	20,420	1,359	248,815	48,123	74,935	23,686	655	147,399
Total assets	$83,930	$175,399	$25,472	$128,195	$412,996	$69,040	$81,386	$28,918	$13,296	$192,640

Trade and other payables	$14,289	$9,450	$3,894	$11,186	$38,819	$12,650	$8,689	$2,896	$13,098	$37,333
Derivative instruments	-	-	-	-	-	-	-	-	709	709
Pre-payment facility	-	-	-	-	-	-	2,000	-	-	2,000
Credit facility	7,440	-	-	-	7,440	9,490	-	-	-	9,490
Term loan facility	-	-	-	48,230	48,230	-	-	-	-	-
Other long-term liabilities	673	884	-	889	2,446	-	1,170	-	488	1,658
Metals contract liability	-	-	-	41,026	41,026	-	-	-	35,804	35,804
Silver contract liability	-	-	-	37,521	37,521	-	-	-	14,568	14,568
Convertible debenture	-	-	-	-	-	-	-	-	10,849	10,849
Royalty payable	-	-	-	2,753	2,753	-	-	-	2,762	2,762
Post-employment benefit obligations	-	2,131	-	-	2,131	-	3,892	-	-	3,892
Decommissioning provision	2,770	4,173	4,057	-	11,000	2,129	5,346	3,914	-	11,389
Deferred tax liabilities	13	-	-	-	13	48	-	-	-	48
Total liabilities	$25,185	$16,638	$7,951	$141,605	$191,379	$24,317	$21,097	$6,810	$78,278	$130,502

	Year ended December 31, 2025					Year ended December 31, 2024
	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total

Revenue	$57,686	$60,248	$-	$-	$117,934	$54,111	$46,077	$-	$-	$100,188
Cost of sales	(38,524)	(46,339)	-	-	(84,863)	(42,554)	(40,186)	-	-	(82,740)
Depletion and amortization	(6,098)	(11,686)	(3,221)	(229)	(21,234)	(8,651)	(11,822)	(3,446)	(172)	(24,091)
Care and maintenance costs	-	(558)	(1,901)	-	(2,459)	-	(581)	(3,536)	-	(4,117)
Corporate general and administrative	-	-	-	(28,598)	(28,598)	-	-	-	(8,895)	(8,895)
Exploration costs	(3,088)	(2,857)	(121)	-	(6,066)	(2,754)	(3,107)	(110)	-	(5,971)
Accretion on decommissioning provision	(216)	(238)	(173)	-	(627)	(236)	(219)	(161)	-	(616)
Interest and financing income (expense)	(175)	(379)	171	(4,938)	(5,321)	(311)	(408)	54	(6,710)	(7,375)
Foreign exchange gain (loss)	(3,064)	-	-	1,290	(1,774)	1,072	-	-	(4,576)	(3,504)
Gain on disposal of assets	-	-	967	-	967	-	-	18	-	18
Impairment to property, plant and equipment	-	(10,400)	-	-	(10,400)	-	-	-	-	-
Loss on metals contract liability	-	-	-	(46,347)	(46,347)	-	-	-	(10,183)	(10,183)
Other gain (loss) on derivatives	-	-	-	6,316	6,316	-	-	-	(164)	(164)
Fair value loss on royalty payable	-	-	-	(351)	(351)	-	-	-	(875)	(875)
Income (loss) before income taxes	6,521	(12,209)	(4,278)	(72,857)	(82,823)	677	(10,246)	(7,181)	(31,575)	(48,325)
Income tax recovery (expense)	(4,900)	277	-	-	(4,623)	(1,131)	452	-	-	(679)
Net income (loss) for the year	$1,621	$(11,932)	$(4,278)	$(72,857)	$(87,446)	$(454)	$(9,794)	$(7,181)	$(31,575)	$(49,004)

c.  Major customers

For the year ended December 31, 2025, the Company sold concentrates and finished goods to three major customers accounting for 100% of consolidated revenue with 49% from Cosalá Operations and 51% from Galena Complex (2024: two major customers accounting for 91% of consolidated revenue with 45% from Cosalá Operations and 46% from Galena Complex).

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Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2025 and 2024 (In thousands of U.S. dollars, unless otherwise stated)

29.  Capital management

Capital is defined as equity. The Company's objectives when managing its capital are to safeguard its ability to continue as a going concern and to maximize the value for its shareholders.

The Company's activities have been funded so far through debt and equity financing based on cash needs, and through operations. The Company typically sells its shares by way of private placement. There were no changes in these objectives, policies and processes used to manage capital during the year.

The Company manages its capital structure and determines its capital requirements in light of the changing economic conditions and the risk characteristics of its assets. To reach its objectives the Company may have to maintain or adjust its capital structure by issuing new share capital or new debt.

At this stage of its development, it is the policy of the Company to preserve cash to fund its operations and complete its capital projects and not to pay dividends. As of December 31, 2025, and 2024, the Company is not subject to any externally imposed capital requirements.

The following summarizes the Company's capital structure:

	December 31,	December 31,
	2025	2024

Equity attributable to shareholders of the Company	$221,617	$62,138

30.  Contingencies

Due to the size, complexity and nature of the Company's operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.

In November 2010, the Company received a reassessment from the Mexican tax authorities related to its Mexican subsidiary, Minera Cosalá, for the year ended December 31, 2007. The tax authorities disallowed the deduction of transactions with certain suppliers for an amount of approximately $11.0 million (MXN 196.8 million), of which $4.7 million (MXN 84.4 million) would be applied against available tax losses. The Company appealed this reassessment and the Mexican tax authorities subsequently reversed $5.3 million (MXN 94.6 million) of their original reassessment. The remaining $5.7 million (MXN 102.2 million) consists of $4.7 million (MXN 84.4 million) related to transactions with certain suppliers and $1.0 million (MXN 17.8 million) of value added taxes thereon. The Company appealed the remaining reassessment with the Mexican Tax Court in December 2011. The Company may be required to post a bond of approximately $1.0 million (MXN 17.8 million) to secure the value added tax portion of the reassessment. The deductions of $4.7 million (MXN 84.4 million), if denied, would be offset by available tax losses. The Company accrued $1.1 million (MXN 19.9 million) in the consolidated financial statements as at December 31, 2018 as a probable obligation for the disallowance of value added taxes related to the Mexican tax reassessment. As at December 31, 2025, the accrued liability of the probable obligation from the ongoing appeal was $1.1 million (December 31, 2024: $1.0 million).

31.  Subsequent events

On February 10 2026, the Company signed a joint venture agreement with United States Antimony Corporation (“US Antimony”) to construct and operate an antimony processing facility in Idaho’s Silver Valley. The joint venture will be 51% owned by the Company and is intended to provide a mine-to-finished antimony production solution to secure the supply chain for this critical mineral within the United States. The Company will contribute the land for the site and will sell antimony feed material mined from the Galena Complex to the joint venture on market terms. US Antimony will contribute its knowledge and technical expertise in constructing and operating antimony processing facilities and will provide the joint venture with access to its extensive antimony marketing network including the United States Government.

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